UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

July 2, 2025

Date of Report (Date of earliest event reported)

Aquaron Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41470	86-2760193
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

515 Madison Ave. 8th Floor New York NY	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 970-2181

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The disclosure contained in Item 2.03 is incorporated by reference in this Item 1.01

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On July 7, 2025, Aquaron Acquisition Corp. (the “Company”) issued an unsecured promissory note in the aggregate principal amount of $12,396.10 (the “June Note”) to HUTURE Ltd. (“Huture”) in exchange for Huture depositing such amount into the Company’s trust account in order to extend the amount of time it has available to complete a business combination. The aggregate principal amount of $12,396.10 has been deposited into the trust account on May 30, 2025.

On July 7, 2025, the Company issued an unsecured promissory note in the aggregate principal amount of $16,198.05 (the “July Note”) to Huture in exchange for Huture depositing such amount into the Company’s trust account in order to extend the amount of time it has available to complete a business combination. The aggregate principal amount of $16,198.05 has been deposited into the trust account on July 3, 2025.

Both the June Note and the July Note do not bear interest and mature upon closing of a business combination by the Company. In addition, both the June Note and the July Note may be converted by the holder into shares of common stock of the Company identical to the common stock issued in the Company’s initial public offering at a price of $10.00 per unit (each unit is consisted of one share of common stock and one right to receive one-fifth (1/5) of a share of common stock).

Item 4.01. Changes in Registrant’s Certifying Accountant.

On July 3, 2025, the audit committee (the “Audit Committee”) of the board of directors of the Company approved the dismissal of UHY LLP (“UHY”) as the Company’s independent registered public accounting firm. Also on July 3, 2025, the Audit Committee approved the engagement of Golden Ocean FAC PAC (“Golden Ocean”) as the Company’s independent registered public accounting firm.

The reports of UHY on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024, and December 31, 2023, did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports for the fiscal years ended December 31, 2024 and December 31, 2023 included an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2024, and December 31, 2023, and the subsequent interim period through July 3, 2025, there were no (i) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY, would have caused UHY to make reference thereto in its reports on the financial statements of the Company for such periods, or (ii) reportable events (as described under Item 304(a)(1)(v) of Regulation S-K).

In accordance with Item 304(a)(3) of Regulation S-K, the Company provided UHY with a copy of this Current Report on Form 8-K and requested that UHY furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether UHY agrees with the statements herein as they relate to UHY. A copy of UHY’s letter dated July 16, 2025, is filed as Exhibit 16.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 4.01.

During the fiscal years ended December 31, 2024, and December 31, 2023, and the subsequent interim period through July 3, 2025, neither the Company nor anyone on the Company’s behalf consulted Golden Ocean regarding any of the matters referred to in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Number	Description of Exhibit
16.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated July 16, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 16, 2025

AQUARON ACQUISITION CORP.

By:	/s/ Yi Zhou
Name:	Yi Zhou
Title:	Chief Executive Officer

2